UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

CoStar Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	0-24531 (Commission File Number)	52-2091509 (IRS Employer Identification No.)

1201 Wilson Boulevard, Arlington, VA 22209
(Address of principal executive offices)
______________________________________________________________________

Gene Boxer, General Counsel
(202) 346-6500
_______________________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

☐Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of CoStar Group, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025 (the “Reporting Period”).

The Company at times contracts to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”), regarding the tin, tantalum, tungsten and/or gold (“3TG”) included in its products during the Reporting Period, to determine whether any 3TG originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) and whether any of the 3TG were from “recycled or scrap sources,” as such term is defined in Form SD. Where applicable, the Company has conducted additional due diligence regarding the sources of the 3TG. The results of the Company’s RCOI regarding the 3TG, as well as its additional due diligence regarding the sources of the 3TG, are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD, and is publicly available at https://investors.costargroup.com/. The content on, or accessible through, any website referred to in this Form SD, including the accompanying exhibit incorporated by reference herein, is not incorporated by reference into this Form SD, unless expressly noted.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Mineral Report as Exhibit 1.01 to this report.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of CoStar Group, Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CoStar Group, Inc.
(Registrant)
By: /s/ Gene Boxer
Name: Gene Boxer Title: General Counsel & Corporate Secretary Date: May 20, 2026

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